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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DataTrak International, Inc.
(Name of Issuer)
Common Stock, par value $ .01 per share
(Title of Class of Securities)
238134100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	595125105

1	NAMES OF REPORTING PERSONS Lucrum Capital LLC 74-3103162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		940,550

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		940,550

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		940,550

WITH:	8	SHARED DISPOSITIVE POWER

		940,550

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	940,550

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.87%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1.
(a) Name of Issuer
DataTrak International, Inc.
(b) Address of Issuer’s Principal Executive Offices
6150 Parkland Boulevard
Mayfield Hts., Ohio 44124
Item 2.
(a) Name of Person Filing
Lucrum Capital, LLC
(b) Address of Principal Business Office or, if none, Residence
One Sansome Street, Suite 3908, San Francisco, CA 94104
(c) Citizenship
California
(d) Title of Class of Securities
Common Stock, par value $.01 per share
(e) CUSIP Number 238134100
Item 3. Not Applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 940,550
(b) Percent of class: 6.87%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 940,550
(ii) Shared power to vote or to direct the vote 940,550
(iii) Sole power to dispose or to direct the disposition of 940,550
(iv) Shared power to dispose or to direct the disposition of 940,550

Item 5. Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable..
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated this 26th day of January, 2009

LUCRUM CAPITAL, LLC
By:	/s/ Christopher Ryder
Christopher Ryder, Member

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